SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street N.W.
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                     to

Commission file number 1-892

A.	Full title and the address of the plan, if different from that of the issuer named below:

GOODRICH CORPORATION SAVINGS PLAN FOR WAGE EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578

REQUIRED INFORMATION

1.	Audited Financial Statements for the Plan

Report of Independent Registered Public Accounting Firm; Statements of Assets Available for Benefits as of December 31, 2003 and 2002 and Statement of Changes in Assets Available for Benefits for the year ended December 31, 2003.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION SAVINGS PLAN FOR WAGE EMPLOYEES
June 28, 2004	/s/ Kevin P. Heslin

Kevin P. Heslin
Chairman of Goodrich Corporation Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS

Goodrich Corporation Savings Plan for Wage Employees,
December 31, 2003 and 2002, and year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Savings Plan for Wage Employees

Audited Financial Statements

December 31, 2003 and 2002 and

year ended December 31, 2003

Contents

Audited Financial Statements
Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements
Statements of Assets Available for Benefits	2
Statement of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4

Report of Independent Registered Public Accounting Firm

Goodrich Corporation
Benefit Design and Administration
    Committee

We have audited the accompanying statements of assets available for benefits of Goodrich Corporation Savings Plan for Wage Employees as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Charlotte, North Carolina
June 24, 2004

Goodrich Corporation Savings Plan for Wage Employees

Statements of Assets Available for Benefits

	December 31,	December 31,
	2003	2002
Assets
Investments, at fair value:
Goodrich Corporation Savings
Plan Master Trust (Notes 2 and 4)	$553,245	$17,549,293
Contributions receivable:
Goodrich Corporation	—	19,000
Other plans	3,839	—

Assets available for benefits	$557,084	$17,568,293

See accompanying notes to financial statements.

Goodrich Corporation Savings Plan for Wage Employees

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2003

Additions
Investment income:
Interest	$234,130
Dividends	199,541
Net realized and unrealized appreciation in aggregate fair value of investments	2,694,381

3,128,052
Contributions from:
Participants	1,040,403
Goodrich Corporation	211,864

1,252,267

Total additions	4,380,319
Deductions
Withdrawals and terminations	943,644
Administrative expenses (Note 1)	10,970

Total deductions	954,614
Trust to trust transfers (Note 1):
Goodrich Corporation Employees Savings Plan	(20,436,914)

Total trust to trust transfers	(20,436,914)

Net decrease	(17,011,209)
Assets available for benefits at beginning of period	17,568,293

Assets available for benefits at end of period	$557,084

See accompanying notes to financial statements.

Goodrich Corporation

Savings Plan for Wage Employees

Notes to Financial Statements

December 31, 2003 and 2002 and year ended December 31, 2003

1. Description of the Plan

Goodrich Corporation Savings Plan for Wage Employees (the “Plan”) is a defined contribution plan that was originally established to cover substantially all regular service wage employees of the Goodrich Corporation (the “Company”) plants in Akron, Cleveland, Cincinnati and Troy, Ohio; Calvert City and Louisville, Kentucky; Union and Spencer, West Virginia; Tullahoma, Tennessee; Phoenix, Arizona; Charlotte, North Carolina; and Everett and Kalama, Washington. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In February 2001, the Company sold its Performance Materials business and transferred assets associated with active employees of such business at the time of the sale to the Noveon Inc Retirement Savings Plan for Wage Employees. In December 2001, a significant portion of the Plan was transferred into the Goodrich Corporation Employees’ Savings Plan. During 2003, the plan assets relating to the Tullahoma, Tennessee and Cleveland, Ohio (Marble Avenue) operations transferred into the Goodrich Corporation Employees’ Savings Plan. As a result of these transactions, the only participants remaining in the Plan for the year ending December 31, 2003 were active wage employees of the Plating operation in Cleveland, Ohio.

It is management’s intention to transfer the remaining assets of the Plan into the Goodrich Corporation Employees’ Savings Plan upon completion of ongoing negotiations at the Plating facility.

Effective February 1, 1994, Goodrich Corporation Savings Plan Master Trust (the “Master Trust”) was established to hold the assets of the Plan and the assets of Goodrich Corporation Employees Savings Plan. All investment information disclosed in the financial statements, including investments held at December 31, 2003, and net appreciation in fair value of investments, and interest and dividend income for the year ended December 31, 2003, was obtained or derived from information supplied and certified as complete and accurate by Fidelity Investments (the “Trustee”).

During 2003, net trust to trust transfers of assets from the Plan were $20,436,914. Significant transfers out of the Plan included a net transfer of $3,016,729 in assets from the Tullahoma, Tennessee location on April 30, 2003 and $17,420,185 in assets from the Cleveland, Ohio (Marble Avenue) location on August 29, 2003.

Goodrich Corporation

Savings Plan for Wage Employees

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

The Plan offers participants the choice of two savings options: an after-tax savings option and a pre-tax, 401(k) savings option. Under the after-tax savings option, employee contributions are subject to federal income taxes, whereas under the pre-tax savings option, the participants postpone paying federal income taxes on the amount of contributions deducted from their wages until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options and can contribute to each of the investment funds under both savings options.

Each employee who elects to become a participant in the Plan authorizes a payroll deduction from 1% to 18% of their eligible earnings, subject to limitation under the Internal Revenue Code (the “Code”).

The Plan provides that for each plan year, the employer will contribute, as matching contributions, a percentage of the participants’ contributions that are 6% or less of the participant’s monthly eligible earnings. As of December 31, 2003, the Company match was 50% of participants’ eligible contributions to the Plan. Employer matching contributions are invested initially in the Company Stock Fund. Under certain conditions, participants can redirect the employer matching contributions to the other investment funds.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code. Rollover contributions can be made only in cash to the Plan’s pre-tax savings option. Participants who have returned from active military service can also contribute pre-tax “catch-up” contributions to the Plan.

Dividends, interest and proceeds from sale of investments in each fund are reinvested in the respective fund.

Participant contributions are always fully vested. Company contributions vest immediately upon completion of three years of service by the participant. Effective April 9, 1999, a change in control as defined in the Plan occurred, resulting in all participants on that date becoming fully vested in Company contributions. Company contributions may not be withdrawn until the participant reaches age 55, or upon termination, disability or death. Forfeitures are applied to reduce contributions required by the Company.

A participant who elects to withdraw from the Plan is paid the current value of his vested account balance. Distributions from the Company Stock Fund and the EnPro Stock Fund are made in cash or stock. Distributions from the other funds are made in cash.

Participants may borrow against their employee contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance.

Goodrich Corporation

Savings Plan for Wage Employees

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest is paid ratably through payroll deductions. Rates for loans in 2003 ranged from 4% to 4.25%.

Administrative expenses related to record keeping are paid by the Plan and charged to participants’ accounts. Investment management fees are charged against the earnings of the investment funds in which the participants’ funds are invested.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Copies of the plan document are available from the Human Resources Department of the Company.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation

The Plan’s investments are held in the Master Trust, a master investment trust administered by the Trustee. Participation units of the Master Trust are stated at the underlying fair value of the trust investments. The asset value of the Company Stock Fund is derived from the value of the Company’s common stock. The asset value of the EnPro Stock Fund is derived from the value of the common stock of EnPro Industries, Inc. Investments in the individual Fidelity mutual funds are valued at quoted market prices on the last business day of the Plan year. Investments in the Stable Value Fund are primarily investment contracts, offered by major insurance companies and other approved financial institutions (with an average yield of 5.14% in 2003), and are valued at contract value (which approximates fair value). The loans to participants are valued at their outstanding balance, which approximates fair value. Temporary investments represent investments in short-term fixed income obligations, the fair value of which approximates cost.

Goodrich Corporation

Savings Plan for Wage Employees

Notes to Financial Statements (Continued)

2. Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 17, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

The investment in the Master Trust represents the Plan’s proportionate interest in the assets of the Master Trust at December 31, 2003 and 2002, respectively. The Plan’s investment in the Master Trust represented less than one percent of the total net assets of the Master Trust at December 31, 2003 and 2% of the total net assets of the Master Trust at December 31, 2002.

The Plan’s investment funds include the EnPro Stock Fund, which holds shares of EnPro Industries, Inc. common stock that were received in May 2002 in connection with the spin-off of Goodrich’s Engineered Industrial Products segment. At the time of the spin-off, the Plan advised participants that the EnPro Stock Fund would no longer exist as an investment option in the Plan effective January 1, 2005. Shares of EnPro common stock held in the EnPro Stock Fund at January 1, 2005 will be liquidated and the final balance invested in another investment option as determined by Goodrich.

The Plan has a divided interest in the Participant Loan Account, which reflects the Plan’s specific loan transactions. Participation by the Plan in the Master Trust investment accounts is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Summarized financial information for the Master Trust is as follows:

Goodrich Corporation

Savings Plan for Wage Employees

Notes to Financial Statements (Continued)

4. Investments (continued)

	December 31,	December 31,
	2003	2002
Investments at fair value:
Cash	$12,000	$—
Company Stock Fund	229,923,422	145,497,242
EnPro Stock Fund	14,750,829	5,360,826
Fidelity Investments	821,150,032	667,672,992
Brokerage Link	8,275,234	5,448,252
Loans to participants	36,245,708	33,974,455

Total investments	1,110,357,225	857,953,767
Receivables:
Dividends receivable	1,558,648	1,538,187
From other plans	3,839	—

Assets payable to participating plans	$1,111,919,712	$859,491,954

Statement of Changes in Assets
Assets payable to participating plans at beginning of period	$859,491,954
Contributions receivable from Goodrich Corporation at beginning of period	1,288,000

Total	860,779,954
Additions
Investment income:
Interest	$11,167,704
Dividends	13,838,459
Net realized and unrealized appreciation in aggregate fair value of investments	216,390,215

	241,396,378
Contributions from:
Participants	61,163,234
Goodrich Corporation	24,295,483

	85,458,717

Total additions	326,855,095
Deductions
Withdrawals and terminations	72,323,595
Administrative expenses	599,744
Trust to trust transfers, net	2,791,998

Total deductions	75,715,337
Net increase	251,139,758
Assets available for benefits at beginning of period	860,779,954

Assets available for benefits at end of period	$1,111,919,712

Goodrich Corporation

Savings Plan for Wage Employees

Notes to Financial Statements (Continued)

5. Nonparticipant-Directed Investments

The Plan’s investment options are participant-directed with the exception of the Company Stock Fund. The employer match on participant contributions is automatically invested in the Company Stock Fund, and may only be redirected under certain conditions. As the participant-directed and non-participant directed amounts cannot be separately determined, this investment option is considered to be non-participant directed for financial statement disclosure purposes under Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters.”

Information about the assets and the significant components of the changes in the assets relating to the non-participant directed investments is as follows:

	Company Stock Fund
	December 31,
	2003	2002
Assets:
Investments, at fair value:
Goodrich Corporation
Savings Plan Master Trust	$302,449	$5,333,191

Year Ended
December 31,
2003
Changes in Assets:
Total additions	$936,155
Total deductions	(7,816,586)
Net realized and unrealized appreciation in fair value of investments	1,849,689

$(5,030,742)

Goodrich Corporation

Savings Plan for Wage Employees

Notes to Financial Statements (Continued)

6. Transactions with Parties-in-Interest

Most legal and all accounting expenses of the Plan are paid by the Company. Other than as described above or pursuant to the Master Trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

7. Number of Participants (unaudited)

At December 31, 2003 there were approximately 40 participants with account balances in the Plan.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP